June 29, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Jim O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Equity Funds

Post-Effective Amendment No. 58 to Registration Statement on Form N-1A

Securities Act File No. 33-08021

Investment Company Act File No. 811-04801

Dear Mr. O’Connor:

On behalf of SunAmerica Equity Funds (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 58 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and will become effective automatically on July 2, 2012. We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

The Amendment is being filed to bring the financial statements contained in the Registration Statement with respect to the Fund and other information up-to-date, to reflect changes made in response to comments provided to the undersigned by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 1, 2012 regarding Post-Effective Amendment No. 56 to the Registrant’s Registration Statement under the Securities Act and Amendment No. 51 to the Registrant’s Registration Statement under the 1940 Act, and to make other non-material changes. The Amendment contains the prospectus for SunAmerica International Dividend Strategy Fund (the “Fund”) and the combined statement of additional information for the Fund, SunAmerica Japan Fund and SunAmerica Value Fund, each a series of the Registrant.

Jim O’Connor, Esq.

June 29, 2012

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.	Prospectus

Comment 1:	Please inform the Staff why there is a significant difference in “Other Expenses” among the classes of the Fund.

Response:	The Other Expenses shown for each class of shares of the Fund will vary based on the respective net assets of each class, as well as any class-specific expenses that are attributable to each class. The difference in Other Expenses for this Fund is primarily due to the difference in the asset size of each class.

Comment 2:	Please delete the term “/(Recoupment)” from the Fee Table line items “Fee Waivers and/or Expense Reimbursement/(Recoupment)” and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement/(Recoupment).”

Response:	The Registrant respectively declines to make the requested change. In particular, with respect to the Class I shares, there were amounts recouped by SunAmerica Asset Management Corp. during the period covered by the Fee Table and, therefore, it is appropriate for the Fee Table line items referenced above to continue to include the term
“/(Recoupment)” in order to reflect the impact of these recouped amounts on fund expenses.

Comment 3:	Please delete the text indicated by the Staff in footnotes 1 and 5 to the Fee Table, as such disclosure in neither permitted nor required by Form N-1A. Specifically, (A) delete the disclosure in footnote 1 describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase, and (B) delete the second and third sentences of footnote 5 of the Fee Table that describe that the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement/(Recoupment) shown in the table for certain classes of shares exceed the contractual expense limitations because they include Acquired Fund Fees and Expenses, which are not included in the contractual expense limitations.

Response:	The Registrant respectfully declines to make the requested changes. With respect to the request to delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase, the Registrant believes that such disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables.[1] The

Jim O’Connor, Esq.

June 29, 2012

Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of potential fees to which they may become subject pursuant to an investment in the Fund. The footnote alerts shareholders of an important exception to the general fact that Class A shares lack a contingent deferred sales charge. With respect to the request to delete the second and third sentence in footnote 5, the Registrant believes that, similar to the disclosure explaining why Total Annual Fund Operating Expenses do not correlate to the ratio of expenses of average net assets in the Fund’s Financial Highlights, which is permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A, the disclosure in footnote 5 is helpful to investors since it explains why such expenses differ from the contractual expense limitation amounts shown in footnote 3 to the Fee Table.

Comment 4:	In order to conform the disclosure in footnote 6 to the Fee Table with the requirements of Instruction 3(d)(ii)(B) of Form N-1A relating to the restatement of expense information, please revise footnote 6 as follows:

“The amounts shown for Fee Waivers and/or Expense Reimbursement/(Recoupment) and Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement/(Recoupment) have been restated, as applicable, to reflect the current management fee waiver under the Fee Waiver Agreement described in note 2 above ~~as if it had been in effect for the period shown in the table~~.”

Response:	The Registrant has revised the disclosure as requested.

Comment 5:	Please confirm to the Staff that the effect of the Fee Waiver Agreement is shown only for the first year in the Example.

Response:	The Registrant has revised the dollar amounts reflected in the Example and confirms that the effect of the Fee Waiver Agreement is now shown only for the first year in the Example.

Comment 6:	The Staff suggests that the description of the Fund’s “80%” investment policy be revised by replacing the term “dividend yielding” with “dividend paying.”

Response:	The Registrant respectfully declines to make the requested change as it believes the current disclosure is appropriate.

Comment 7:	The Staff suggests revising the disclosure in the fourth paragraph of the “Principal Investment Strategy and Techniques of the Fund” section to read as follows:

[1]

See, e.g., BlackRock Focused Growth Fund, Inc., Registration Statement filed on Form N-1A on December 28, 2011 (http://www.sec.gov/Archives/edgar/data/1097293/000119312511350499/d243145d485bpos.htm); Fidelity Advisor Mid Cap II Fund Fund, Registration Statement filed on Form N-1A on February 28, 2012 (http://sec.gov/Archives/edgar/data/722574/000071945112000122/0000719451-12-000122-index.htm).

Jim O’Connor, Esq.

June 29, 2012

“The selection criteria used by the Fund’s portfolio managers to identify high dividend yielding equity securities from the MSCI ACWI ex-U.S. Index will generally include ~~dividend yield as well as~~ a combination of factors that relate to profitability and valuation, as well as dividend yield.”

Response:	The Registrant respectfully declines to make the requested change as it believes the current disclosure is clear as written.

Comment 8:	With regard to the narrative disclosure prior to the specific description of the Fund’s principal risks in the summary section, please confirm whether the Fund is sold through insured depository institutions. If not, please delete the statement that “Shares of the Fund are not bank deposits and are not guaranteed or insured by any bank, government entity or the Federal Deposit Insurance Corporation,” as such statement is not required under Item 4(b)(1)(iii) of Form N-1A. If shares of the Fund are sold through insured depositary institutions, please include a statement disclosing this fact on the cover page of the filing.

Response:	The Funds’ shares may be sold through insured depositary institutions and, therefore, the Registrant respectfully declines to make the suggested change. The Registrant respectfully declines to add the suggested disclosure to the cover page of the filing, as such disclosure is not required by Form N-1A.

Comment 9:	In the paragraph preceding the bar chart and performance table, please delete the statement that the performance table “includes all applicable fees and sales charges,” as such statement is neither permitted nor required under Item 4(b)(2) of Form N-1A. In addition, please delete footnote 1 to the performance table to the extent such disclosure is only a hypothetical statement. If the statement in footnote 1 to the performance table is not a hypothetical statement, please move the text of such statement to the end of the first full paragraph following the performance table, as indicated by Item 4(b)(2)(iv)(D) of Form N-1A.

Response:	The Registrant respectfully declines to delete the disclosure in the paragraph preceding the bar chart and performance table as suggested by the Staff, as the Registrant believes the current disclosure is appropriate. The Registrant has not deleted footnote 1 to the performance table because the footnote is an explanation of the actual performance information for the Fund and is not a hypothetical statement. The Registrant respectfully declines to move the text of footnote 1, as such language is “adjacent” to the performance table, as required by
Item 4(b)(2)(iv)(D) of Form N-1A.

Comment 10:	The Staff observes that the Fund’s benchmark is the MSCI All Country World (ACWI) ex-U.S. Index (Gross). The Staff further notes that while it is permissible to use the “gross” version of this index, the Staff suggests that the fund consider using the “net” version of the index in lieu of the “gross” version. In particular, the Staff indicates that the Fund will receive dividends net of source withholding and, thus, it is permissible to show the effect of withholding taxes on the Fund’s benchmark under Instruction 5 to Item 27(b)(7) of Form N1-A.

Jim O’Connor, Esq.

June 29, 2012

Response:	The Registrant respectfully declines to make the change suggested by the Staff because all of the performance included in the table reflects the performance of the Fund while it was managed as an international equity fund, during which time it was measured against the “gross” version of the MSCI All Country World (ACWI) ex-U.S. Index.

Comment 11:	Please delete the following disclosure, which is only required where a prospectus contains information about more than one fund, since the prospectus relates only to the Fund:

“For Important information about the purchase and sale of Fund shares, tax information, and financial intermediary compensation, please turn to “Important Additional Information” on page 7 of the Prospectus.”

Response:	The requested deletion has been made.

Comment 12:	Please revise the last sentence in the section “Shareholder Account Information—Buying Shares Through Your Financial Institution” to clarify the circumstances under which new shares may be bought through the Fund.

Response:	The Registrant respectfully declines to make the requested clarification as it believes that the current disclosure is appropriate. The third sentence of this section makes it clear that a shareholder who opens an account through his/her Financial Institution may nonetheless purchase additional shares directly through the Fund by sending a check or wire.

Comment 13:	The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “Miller Letter”). Please review the observations set forth in that letter and conform the prospectus disclosure about the use and risks of derivatives to those observations.

Response:	The Registrant acknowledges the Staff’s comment regarding derivatives disclosure in light of the Miller Letter and believes that the Funds’ current disclosure is appropriate.

II. Statement of Additional Information (“SAI”)

Comment 14:	In the “Loans of Fund Securities” section, please disclose the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must receive from the borrower collateral equal to at least 100% of the value of the portfolio securities loaned; (2) the borrower must increase such collateral whenever the market value of the securities loaned rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees in connection with the loan; and (6) while any voting rights on the loaned securities may pass to the borrower, the Fund’s board of trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.,” No-Action Letter (Sept. 29, 1972); and “State Street Bank and Trust Co.,” No-Action Letter (Jan. 29, 1972).

Jim O’Connor, Esq.

June 29, 2012

Please also disclose that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1). (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.) See “The Brinson Funds” No-Action Letter (Nov. 25, 1997).

Response:	The Registrant respectfully declines to make the requested changes as it believes its current disclosure is appropriate. In particular, and as noted in the disclosure, the Funds have not currently implemented a securities lending program; in the event a Fund determines to enter into a securities lending program in the future, the Fund will only do so in accordance with applicable law and SEC guidance relating to such arrangements.

Comment 15:	Please clarify the first sentence in the “Regulatory Aspects of Derivatives and Hedging” section in light of the recent amendments to Rule 4.5 under the Commodity Exchange Act of 1974 (the “CEA”) adopted by the Commodity Futures Trading Commission.

Response:	The section entitled “Regulatory Aspects of Derivatives and Hedging Instruments” has been revised in light of the recent amendments to Rule 4.5 under the CEA.

Comment 16:	In the “Borrowing and Leverage” section, please revise the first two sentences to make clear that the second reference to a 33 1/3% limit only limits the first reference and that the limit is consistent with Sections 18(f)(1) and (g).

Response:	The Registrant respectfully declines to make the requested change as it believes the current disclosure is appropriate and consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Section 18(f)(1) provides, in part, that a registered open-end investment company can borrow, provided that immediately after the borrowing, there is asset coverage of at least 300% for all borrowings. Section 18(g) allows a fund to borrow additional amounts up to 5% of its total assets for temporary purposes. While the current disclosure in this section of the SAI delineates a particular percentage limit in connection with temporary or emergency borrowing, the limit described (up to 33 1/3% of total assets for temporary or emergency purposes) is consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Notably, aside from the additional 5% allowance permitted under 18(g) for temporary borrowings, funds are permitted to borrow up to the 33 1/3% of total assets (50% of net assets) under Section 18(f)(1). Accordingly, while there may be some repetition in the manner in which the Funds’ current investment policies (including its fundamental investment restrictions) describe each Fund’s borrowing limits, the Registrant believes that the disclosure is appropriate and consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Moreover, the Registrant does not believe that it is necessary to explicitly state that the Funds’ borrowing limits as recited in this section are consistent with Sections 18(f)(1) and (g).

Jim O’Connor, Esq.

June 29, 2012

Comment 17:	In the “Investment Restrictions” section relating to borrowing, please revise the disclosure to make clear that the total borrowings referred to in clauses (i) and (ii) are subject to the 33 1/3% limits set forth in Section 18(f)(1) of the 1940 Act and that it is the Fund’s policy not to avail itself of Section 18(g) of the 1940 Act.

Response:	The Registrant respectfully declines to make the requested changes as it believes the disclosure is appropriate and consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. In this regard, please see the Registrant’s response to Comment 16.

Comment 18:	In the “Investment Restrictions” section relating to borrowing, please disclose that, with respect to reverse repos, dollar rolls, and “similar investment strategies,” the Fund will comply with the Staff’s asset segregation requirements to avoid their being characterized as senior securities under Section 18(f)(1). Please describe, where appropriate, how the Fund’s segregation policies conform to the requirements of Investment Company Act Release 10666 (April 18, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (July 2, 1996).

Response:	The Registrant notes that in the Funds’ fundamental investment restriction relating to borrowing, there is a statement that each Fund’s policy on borrowing “shall not prohibit the Funds from engaging in reverse repurchase agreements, dollar rolls and similar investment strategies described in the Prospectus and SAI, as they may be amended from time to time.” The intent of this sentence is to note that certain types of leveraged transactions may be permissible (i.e., not deemed “senior securities” under Section 18 of the 1940 Act). The Registrant acknowledges and confirms that any investments or transactions involving leverage in the context of Section 18 of the 1940 Act (including the examples set forth above) need to be made consistent with the coverage requirements of the 1940 Act and applicable SEC guidance. However, the Registrant does not believe that it is necessary to explicitly state in this section that the Fund will comply with the Staff’s asset segregation requirements or how the Fund’s segregation policies conform to the requirements of the sources cited in the Staff’s comment.

Jim O’Connor, Esq.

June 29, 2012

Comment 19:	With respect to each Fund’s fundamental investment restriction on industry concentration, please revise the disclosure by adding the word “net” immediately prior to the word “assets” to conform to Instruction 4 of
Item 9(b)(1) of Form N-1A.

Response:	The Registrant respectfully declines to make the requested change to each Fund’s fundamental investment restriction relating to concentration. While the Registrant acknowledges that Instruction 4 of Item 9(b)(1) of Form N-1A refers to “net” assets in a parenthetical relating to the disclosure of a fund’s concentration policy, each Fund’s current concentration policy is consistent with how the Staff has historically defined concentration.

Comment 20:	With respect to the Value Fund’s fundamental investment restriction relating to the purchase or sale of commodity contracts, please inform the Staff what is the “applicable law” being referred to. In addition, please explain to the Staff how the Fund will comply with the IRS position in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, which is applicable to investment companies investing in commodities that have elected tax treatment under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Response:	The reference to “applicable law” in the Value Fund’s fundamental investment restriction relating to the purchase or sale of commodity contracts includes, among other things, the 1940 Act, the CEA, and the Code. The Fund intends to comply with the IRS position in Rev. Rul. 2006-1, that income from certain derivative contracts that provide total-return exposure on a commodity index is not qualifying income for purposes of section 851(b) of the Code by restricting its investments so that in each taxable year at least 90% of its gross income is derived from dividends, interest and other sources of qualifying income, as set forth in the prospectus.

Comment 21:	With respect to each Fund’s fundamental investment restriction relating to lending, please disclose the lending permitted, and the limits imposed, by the exemptive order that is being referred to in the text of the investment restriction.

Response:	The Registrant respectfully declines to make the suggested changes as it believes the current disclosure is appropriate. Moreover, the “Interfund Borrowing and Lending Program” section of the SAI provides shareholders with detailed information on this Program, which is permitted by the exemptive order received from the SEC. Nonetheless, in response to the Staff’s comments, the Registrant has added disclosure to the “Interfund Borrowing and Lending Program” consistent with the exemptive order indicating that a Fund’s loans to any other fund pursuant to the Program may not exceed 5% of the Fund’s net assets.

Jim O’Connor, Esq.

June 29, 2012

Comment 22:	With respect to each Fund’s fundamental investment restriction relating to the issuance of senior securities, please clarify that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act.

Response:	The Registrant respectfully declines to make the requested changes as it believes its current disclosure is appropriate. In particular, please refer to the Registrant’s response to Comment 14 above.

Comment 23:	With respect to the list of trustees, please specify that the list of other directorships held by the trustee is for a period of “during the past five years” in accordance with Item 17 of Form N-1A.

Response:	The Registrant respectfully declines to make the suggested change. Item 17 of Form N-1A specifies that the column heading read, “Other Directorships Held by Trustee,” and there is no specific time period required to be included.

Comment 24:	With respect to the description of the Board of Trustees and its respective committees, the Staff suggests that the Registrant disclose whether the Trust has a formal diversity policy.

Response:	The Registrant respectfully declines to make the requested change at this time as it believes its current disclosure is appropriate. In particular, and as pointed out by the Staff, the disclosure requirement referenced by the Staff derives from Item 22(b)(15)(ii)(A) and is not a requirement of Form N-1A.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot Gluck
Elliot Gluck

Enclosures

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.

Margery K. Neale, Esq., Willkie Farr & Gallagher LLP